

NYSE
AN ICE EXCHANGE

January 30, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of White Pearl Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share and one right to receive one-fifth (1/5) of one Class A ordinary share
- Class A ordinary shares, with no par value
- Rights, each right entitling the holder to receive one-fifth (1/5) of one Class A ordinary share

Sincerely,

Craig A. Marti

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com